Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ONCTERNAL THERAPEUTICS, INC.

Oncternal Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The Corporation, which was originally known as GTx, Inc., originally filed its Certificate of Incorporation on September 4, 2003.

2. This Certificate of Amendment hereby amends and restates Section A of Article IV of the Corporation’s Restated Certificate of Incorporation to read in its entirety as follows:

“A. Authorized Stock. The total number of shares which the Corporation shall have authority to issue is one hundred twenty-five million (125,000,000), consisting of one hundred twenty million (120,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”), and five million (5,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).”

Effective at 12:01 a.m., Eastern Time, on January 8, 2024 (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation, as amended, each 20 shares of the Corporation’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Shares”) shall automatically be combined into one validly issued, fully paid and non-assessable share of common stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall receive, upon surrender of the stock certificates formerly representing the Old Shares, in lieu of such fractional share, an amount in cash equal to the product of (1) the closing sale price per share of the common stock as reported by The Nasdaq Capital Market on the last trading day preceding the Effective Time by (2) the number of Old Shares held by such holder that would otherwise have been exchanged for such fractional share interests.”

3. This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that such amendment be considered by the stockholders of the Corporation. An annual meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on June 28, 2023, at which meeting the necessary number of shares were voted in favor of such amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, this Certificate of Amendment of Restated Certificate of Incorporation has been executed as of this 3rd day of January, 2024.

Oncternal Therapeutics, Inc.,

a Delaware corporation

By: /s/ Richard G. Vincent

Name: Richard G. Vincent

Title: Chief Financial Officer